                                                              Exhibit 99.B9(l)



                             GUARANTY AGREEMENT


       Agreement dated the 22nd day of April, 1997 by and between Zurich Kemper Investments, Inc., a Delaware corporation ("ZKI") and Kemper Target Equity Fund, a Massachusetts business trust (the "Trust").

       WHEREAS, the Trust is an open-end, diversified, management investment company that may issue shares in one or more series, the eighth series of the Trust being designated as "Kemper Retirement Fund Series VII" (the "Fund");

       WHEREAS, ZKI is the investment manager for the Fund;

       WHEREAS, the investment objectives of the Fund are to provide a guarantee of return of investment, including any sales charge, for shares redeemed on May 15, 2008 (the "Maturity Date") and to provide long-term growth of capital;

       WHEREAS, the Fund will pursue its objectives by investing a portion of its assets in "zero coupon" U.S. Treasury obligations and the balance of its assets primarily in common stocks;

       WHEREAS, the Fund is designed to provide a guarantee of return of investment only to those investors who reinvest dividends and hold their shares until the Maturity Date ("Eligible Investors"); and

       WHEREAS, the Fund and ZKI want to provide further assurance pursuant to this Agreement that Eligible Investors will receive a return of investment upon redemption of their shares on the Maturity Date;

       NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

       1. ZKI agrees that it will make payments to Eligible Investors on the Maturity Date in such amounts as may be necessary to enable all Eligible Investors to receive, upon redemption of their investment in the Fund on the Maturity Date at the then current net asset value thereof, an aggregate amount of redemption proceeds and payments hereunder equal to the amount of their original investment, including any sales charge.

       2. The Trust hereby accepts the undertaking by ZKI set forth in this Agreement.

       3. This Agreement shall be governed by the laws of the State of Illinois, except that Paragraph 4 hereof shall be governed by the laws of The Commonwealth of Massachusetts.

       4. All parties hereto are expressly put on notice of the Trust's Amended and Restated Agreement and Declaration of Trust, which is on file with the Secretary of The Commonwealth of Massachusetts, and the limitation of shareholder and trustee liability contained therein. This Agreement has been executed by and on behalf of Trust by its representatives as such representatives and not individually, and the obligations, if any, of Trust hereunder are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding upon only the assets and property of the Fund.

       IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officer as of the day and year first set forth above.


                            ZURICH KEMPER INVESTMENTS, INC..

                            By:  /s/ Patrick H. Dudasik
                               -----------------------------
                            Title:  Executive Vice President
                                  --------------------------
                                    and Chief Financial Officer
                               -----------------------------

                            KEMPER TARGET EQUITY FUND

                            By:  /s/  John E. Neal
                            -----------------------------
                            Title:  Vice President
                            --------------------------


                                     -2-